EXHIBIT 2
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Elbit Systems Completes Equity Investment in AeroAstro Inc.


HAIFA, Israel, Oct. 23 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (the "Company") (Nasdaq: ESLT - News) today announced that following receipt of all approvals, it completed the acquisition of a minority share (approximately 8%) in AeroAstro Inc., a leading provider of small satellites and related technology products. This transaction follows a teaming agreement signed earlier this year between AeroAstro and Elbit Systems' subsidiary Elop Electro-Optics Industries Ltd. (El-Op) for the development of advanced micro and nano space systems and components, with a special focus on remote sensing and optical systems.

Since its inception in 1988, AeroAstro has been a leading developer and proponent of small, low-cost spacecraft. As component size, mass, power and cost continue to shrink, AeroAstro has pioneered new small satellite applications in astrophysics, communications and technology development and verification.

Over the last decade the Elbit Systems Group has demonstrated its ability to create highly capable optical systems for space research, earth imagery and other remote sensing applications, which are compatible -- in terms of mass, volume and power consumption, as well as budget -- with highly efficient micro and nano spacecraft. The Elbit Systems/AeroAstro team is addressing the ever-changing needs of these customers. Joseph Ackerman, President and CEO of Elbit Systems, said, "This acquisition is an important step in the partnership between AeroAstro and Elbit Systems and it signifies the continued development of the two companies in the microspace market, which we believe will grow in the coming years. We believe that the combination of El-Op's capabilities in the area of electro-optical systems for space applications, combined with AeroAstro's spacecraft technologies, will enable us to become an important force in this market."

Dr. Rick Fleeter, AeroAstro's CEO, said, "AeroAstro's focus has been as a leader in microspacecraft technologies and systems. Combining our small, low cost spacecraft with the Elbit Systems Group's unique capabilities in high performance, low cost and rapidly developed payloads, especially optical systems, enables us to provide complete mission solutions for remote sensing, space control and other proven and emerging space applications."

About AeroAstro
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AeroAstro, Inc. is a leader in innovative micro and nanospacecraft applications
-- including science, remote sensing, and communications -- that open the space frontier to a larger and more varied customer base. AeroAstro manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in the US and abroad. NASA, the U.S. Air Force, and commercial and university customers have all employed AeroAstro throughout its 15-year history.


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About Elbit Systems
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Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense and homeland security related programs throughout the world, in the areas of aerospace, ground and naval systems, Command, Control, Communications, Computers and Information (C4I), Intelligence, Surveillance and Reconnaissance (ISR), Unmanned Airborne Vehicles (UAV), security systems and advanced electro-optic technologies. The Company focuses on the development of new technologies for defense and homeland security applications and upgrading of existing military platforms.

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